SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE'S LARGEST WIRELESS COMMUNICATION GROUP ANNOUNCES THIRD QUARTER 2004 CONSOLIDATED RESULTS OF TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Salvador, Brazil – October 28, 2004 – Tele Leste Celular Participações S.A. – "Tele Leste" (BOVESPA: TLCP3 (ON = Common Shares); TLCP4 (PN = Preferred Shares); NYSE: TBE), announces today its consolidated results for the third quarter of 2004 (3Q04). The closing prices for October 28, 2004 were: TLCP3 R$ 0.57 / 1,000 shares; TLCP4 R$ 0.65 / 1,000 shares; and TBE US$ 11.30 / ADR (1:50,000 PN shares). Tele Leste is the holding company that controls 100% of Telebahia Celular S.A. and of Telergipe Celular S.A., leading wireless telecommunication service providers in the states of Bahia and Sergipe, respectively. It provides services in an area that covers 7% of the Brazilian territory and 9% of its total population.

Tele Leste Celular, along with Telesp Celular Participações S.A. (controller of Tele Centro Oeste Participações S.A.), Celular CRT Participações S.A., and Tele Sudeste Celular Participações S.A., make up the assets of the Joint Venture undertaken by Telefónica Móviles and Portugal Telecom, operating under the VIVO brand, Top of Mind in the Brazilian market. On October, 2004 the VIVO Group reached 25 million customers, consolidating its market leadership.

HIGHLIGHTS

3Q04

•       In relation to 3Q03 and 2Q04, Tele Leste's customers base increased by 23.3% and 1.9%, respectively, reaching 1,264 thousand customers.

•       SAC decreased by 12.0% in relation to 2Q04, due to reductions in the total amount of subsidies during the period.

•       Churn decreased by 0.2% in comparison to 3Q03 and 2Q04, due to initiatives designed to enhance the Company's customer fidelity programs.

•       Prepaid ARPU increased by 2.5%, in comparison to 2Q04, despite competitive pressures from four operators.

•       Net service revenues increased by 5.6%, compared to the 2Q04, 3.7 percentage points higher than the growth in the customers base.

•       EBITDA recorded a 28.5% increase in 3Q04 in relation to 2Q04, representing a 23.5% margin in the quarter.

•       Productivity increased by 27.6% and 2.5% in 3Q04 in relation to 3Q03 and 2Q04, respectively.

•       Data revenues once again recorded growth, reaching 2.5% of net revenue from services in 3Q04 (1.5% in 3Q03).

Technological Innovation

On September 30, 2004, Tele Leste Celular operated its CDMA 1xRTT network in 80 municipalities, which represents about 44% of the population within its coverage area. In consequence of these activations VIVO customers are provided with high speed data services, in addition to digital roaming to whom is visiting Bahia and Sergipe States.

 Tele Leste Celular has continued to focus data transmission services, having implemented new products such as "VIVO Direto", a quick connection cellular phone solution which provides communication function to pre-formatted groups of users, with increased coverage, voice quality, speed and new functions.

 "VIVO Agenda", was commercially launched on the market in September an unprecedented service in Brazil that is designed to store information with increased safety, allowing the directions stored in the cellular phone agenda to be saved, recovered and transferred to a VIVO server.

On October 26, initially in the cities of São Paulo, Rio de Janeiro and Curitiba, VIVO launched on the market the CDMA2000 1xEV-DO (Evolution – Data Optimized) technology, considered by the International Telecommunications Union (UIT) as a Third-Generation access technology which, at a very high data transmission speed – up of to 2.4 Megabits per second (Mbps) – allows real-time access, through notebooks, PDAs and cellular phones, to services and applications such as e-mail, Internet, music and file downloads, in addition to video and audio streaming.

Basis for Presentation of Results

In accordance with Anatel's rules, on July 6, 2003, the Personal Mobile Service (SMP) operators implemented the Carrier Selection Codes (CSP) for domestic and international long distance calls. Therefore, TCP operators no longer earn revenues from VC2 or VC3 calls, and currently derive revenue from the usage of their network (interconnection – VUM) for completing long distance calls.

The partial Bill & Keep (B&K) system was also implemented at that same time, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, that causes an impact over interconnection revenue and cost.

Some information disclosed for 2Q04 and 3Q03 may have been re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

Operating

Highlights

•       Customer base increased by 23.3% and 1.9%, in comparison to 3Q03 and 2Q04, reaching 1,264 thousand customers. Net additions in the quarter were 24 thousand customers.

•       In 3Q04, Tele Leste's market share of net additions was decreased due to intensified competitive activity. It must be pointed out that the estimated market share of gross additions was 30.4% in the same period.

•       SAC increased, when compared to 3Q03, due to intensified competitive activity. In relation to 2Q04, SAC decreased as a result of the reduction in subsidies during the period, due to lower entry barriers employed by the market.

•       Churn recorded 3.2%, 0.2% less than in 3Q03 and 2Q04, reflecting the Company's customer loyalty program that included initiatives such as "Programa de Pontos VIVO Vantagens", which, among other features, offers discounts when handsets of postpaid customers are changed.

•       Blended ARPU was R$ 28.8, down 8.0% in relation to 3Q03, impacted by (i) change in the customer mix equivalent to R$ 3.7 (prepaid customer base grew 33.3% accounting for 78% of the total base, compared with 72% in 3Q03, and SMP effect (R$ 1.9); (ii) drop in incoming MOU of 10.2%, and (iii) higher incidence of free minutes bonus. Comparing with 2Q04, blended ARPU increased by R$ 0.7 or 2.5%, having risen 5.5% in postpaid customer base.

•       Growing improvement in operating efficiency can be measured by the increase in productivity in 3Q04, of 27.6% and 2.5% in relation to 3Q03 and 2Q04, respectively.

Net Service Revenues

Net service revenues, although partially offset by the SMP effect (Bill & Keep and CSP), reached R$ 108.0 million, an increase of 13.9% and 5.6% in comparison to 3Q03 and 2Q04, respectively. This effect was caused by an increase in the use of data services and the 23.3% and 1.9% growth in the customer base in the same period, due to promotions for client acquisition.

Data Revenues

Data revenues have increased by 80.0% and 41.0% in relation to 3Q03 and 2Q04, respectively, reaching 2.5% of net revenue from services in 3Q04 (1.5% in 3Q03). Such increase was possible due to a more widespread access to, and use of these services. SMS represents 69.1% of data revenues, and increased by 86.8% when compared to 3Q03. The average number of SMS messages sent per month in 3Q04 was approximately 3.7 million, almost twice the number recorded in 3Q03.

Personnel Cost

Personnel cost increased by 21.4%, as compared to 3Q03, and 10.4%, as compared to 2Q04, reflecting the payment of extra allowances provided by law and the collective terms agreement signed in November, 2003, which approved a 7.5% salary increase, indemnities and additional payroll.

Cost of Services Rendered

The cost of services rendered totaled R$ 21.2 million, remaining stable in relation to 3Q03, and recording a 2.3% decrease in relation to 2Q04, mainly due to a reduction in interconnection costs and in rentals, insurances and condominium fees.

Costs of Goods Sold

Cost of goods sold increased by 73.8% in relation to 3Q03 due to intense commercial activity. In comparison to 2Q04, there was a 29.2% drop, which is in line with the reduction in the revenue from sales of goods (28.0%).

Selling Expenses

Selling expenses increased by 18.1% and 8.5%, respectively, in relation to 3Q03 and 2Q04, mainly as a result of the increase in advertising.

Bad Debt

In 3Q04, bad debt represented 1.7% of gross revenue, 0.8 p.p. less than the 2.5% in 3Q03, due to the VIVO Group efforts to maintain the quality of the postpaid customer base and monitoring credit to resellers and corporate customers, remaining in line with 2Q04, which recorded 1.6% of the gross revenue.

EBITDA

EBITDA (earnings before interests, taxes, depreciation and amortization) recorded R$ 28.4 million in 3Q04, representing a 23.5% margin, 6.7% less than in 3Q03, due to competitive environment, where the entry barriers reduced substantially. In relation to 2Q04, the EBITDA increased by 28.5%, reflecting the drop in operating costs.

Depreciation and Amortization

Depreciation and amortization expenses totaled R$ 26.2 million in 3Q04, recording a 5.4% decrease when compared to 2Q04, due to the end of the depreciation period of end point equipment.

Net Financial Result

The net financial result of Tele Leste in 3Q04, when compared to 2Q04, had no significant changes; however, the change in Pis and Cofins on financial revenues which, as from last August, started being levied on gains from derivatives and Interests on Capital, is worthy of mention. The appreciation of Brazilian Real vis-a-vis the US Dollar in the quarter, generated exchange gains on loans, offset by losses in derivatives transactions.

Net Result

Net loss accumulated until September 2004, of R$ 22.3 million, recorded a 38.2% reduction in relation to the same period of 2003 (R$ 36.1 million). The loss in the quarter was R$ 5.7 million (Table 1).

Indebtedness

On September 30, 2004, Tele Leste loans and financing amounted to R$ 246.8 million (R$ 249.0 million on June 30, 2004), 98% of which is nominated in US Dollars. The company has celebrated derivative contracts (exchange hedge) thus protecting 100% of its debt against foreign exchange volatility. Total debt was offset by cash and financial investments (R$ 26.8 million) and by derivative assets and liabilities (R$ 9.6 million payable), resulting in a net debt of R$ 229.6 million. At the end of 3Q04, short-term debt represented 30.3% of total debt.

Capital

Expenditures

Capex during the quarter were R$ 48.5 million. This amount represents 40.0% of net revenues, in comparison to 4.6% in the same period of last year. The amount invested in 3Q04 was mainly intended for networks (switching and transmission equipment). Year-to-date capital expenditures represent 18.1% of the net revenue from services.

Operating Cash

Flow

The operating cash flow reached R$ 16.6 million in the year-to-date total for 2004. The positive operating cash flow evidences that Tele Leste has generated funds from its operations that are sufficient to implement its capital expenditures program during the year.

Capital Market

In 3Q04, the value of Tele Leste's preferred shares (PN) and common shares (ON) increased by 13.0% and 9.9%, respectively, while Bovespa index increased by 9.9%. Throughout this period, the Company's PN shares were traded in 100% of the stock exchange floor sessions, with an average daily financial volume of trades of R$3.2 million, compared to R$ 1.7 million in the equal period of 2003.

Tele Leste's Level II ADRs recorded a 16,1% increase in the quarter, in relation to a 3.4% drop in Dow Jones index. The average daily volume of Tele Leste ADRs traded at NYSE during 3Q04 was US$ 473 thousand, compared to US$ 44 thousand in 3Q03.

Subsequent

Events

•         On October 08, 2004, the Voluntary Public Tender Offer of Shares (VTO) for acquisition of the common shares (ON) and preferred shares (PN) of Tele Leste Participações S/A (Tele Leste) by Brasilcel was concluded. The volume of shares offered at the auction of the VTO exceeded the maximum number to be acquired by Brasilcel (16,723,247,000 ON shares and 92,499,407,000 PN shares). As a result of this fact, each shareholder that adhered to the VTO received, by reason of the apportionment, for each offered share, 0.3403 common shares and 0.4250 preferred shares issued by Tele Leste and acquired by Brasilcel. After the VTO, Brasilcel and parties related thereto, either directly or indirectly, held 68.65% of all Tele Leste's common shares and 40.94% of its preferred shares, representing a 50.58% interest in Tele Leste's capital stock.

•         VIVO signed an agreement with CTBC, the Algar Group's operator, that will enable it to offer its customers digital roaming based on CDMA 1x technology in 40 cities located in the southern part of the state of Minas Gerais and northern part of the state of São Paulo.

Further information about the above mentioned operations may be obtained from our web site: www.vivo.com.br/ir

Social

Responsibility

•         "VIVO Voluntário" program was launched on October 4, with the support of VIVO Institute, which program is intended for stimulating solidarity and integrating employees, in order to thus disseminate Social Responsibility concepts and practices.

Prizes

•         VIVO was awarded, in August, the "Top RH 2004" prize from the Brazilian Association of Sales and Marketing Officers (ADVB), in recognition for its efforts to provide employees with the best "treatment" as far as health care is concerned.

•        VIVO brand was also awarded in September two of the most important prizes in the United Kingdom and the one that mostly attracts the attention in the business world: "Design Effectiveness Award: Brand Identity Over £100000" and "UK Trade & Investment Award", granted by DBA – Design Business Association.

•         In the State of Sergipe, VIVO was awarded two prizes turned to business segments that are outstanding in their efforts towards the State consumers. These were: "Prêmio Fala Consumidor" (Consumer Speak Prize), sponsored by Atalaia Television – an affiliate to the SBT network, which elected VIVO, through a research, as the best mobile telephone operator, having received 51% of the votes, and "Prêmio Qualidade Marketing Brazil" (Marketing Brasil Quality Prize), sponsored by the Marketing Brasil group, in partnership with consulting firm Prêmio Brasil, where VIVO was elected by consumers with 38% of the votes as the best mobile operator.

Enclosed tables:

Table 1: Consolidated Income Statements of Tele Leste

Table 2: Consolidated Balance Sheets of Tele Leste

VIVO – Investor Relations
Charles E. Allen Ana Beatriz Batalha Reinaldo A. Araújo Antonio Sergio M. Botega	Carlos Alberto B. Lazar Maria Carolina de F. Gonçalves Maria Ednéia Pinto

Telephone number: +55 11 5105-1172 Email: ir@vivo.com.br Information avaiable from the website: http://www.vivo.com.br/ir

 This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TABLE 2: CONSOLIDATED BALANCE SHEET

R$ million	Sept-30-04	Jun-30-04
ASSETS		
Current assets	**208.8**	**205.4**
Cash and cash equivalents	26.8	18.2
Net accounts receivable	104.3	109.2
Inventory	27.4	25.1
Deferred and recoverable taxes	34.3	30.3
Derivatives transactions	0.2	0.6
Other current assets	15.8	22.0
Long Term Assets	**229.7**	**233.3**
Derivatives transactions	10.5	17.2
Deferred and recoverable taxes	205.0	202.6
Other long term assets	14.2	13.5
Permanent Assets	**373.7**	**351.3**
Property. plant and equipment	373.1	350.7
Deferred	0.6	0.6
Total Assets	**812.2**	**790.0**
LIABILITIES		
Current Liabilities	**241.0**	**224.3**
Personnel. payroll charges and benefits	5.6	4.8
Suppliers and Consignment	118.6	105.4
Taxes, fees and contributions	20.7	14.1
Interest on own capital	0.5	0.5
Loans and financing	74.8	78.1
Contingencies provision	2.8	2.8
Derivatives transactions	10.1	10.8
Other current liabilities	7.9	7.8
Long Term Liabilities	**188.8**	**179.6**
Loans and financing	172.0	170.9
Contingencies provision	6.3	4.4
Derivatives transactions	10.2	4.0
Other long term liabilities	0.3	0.3
Shareholders' Equity	**382.3**	**386.0**
Funds for Capitalization	**0.1**	**0.1**
Total Liabilities	**812.2**	**790.0**

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure

EBIT – Earnings before interest and taxes.

EBITDA – Earnings result before interest. taxes. depreciation and amortization.

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders' Equity

Current Capital (Short-term capital) = Current assets – Current liabilities

Working capital = Current Capital – Net Debt

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period.

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage.

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions

Technology and Services

1XRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1X technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second

CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CSP – Carrier Selection Code

SMP – Personal Mobile Services

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.

Operating indicators:

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users

Customers – Number of wireless lines in service.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

VC1 – Local calls

VC2 – Calls outside the area code and inside the State

VC3 – Calls outside the State

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected

Blended ARPU – ARPU of the total customer base (contract + prepaid)

Churn rate = percentage of the disconnections from customer base during the period percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

Market share = Company's total number of customers / number of customers in its operating area

Market share of net additions: participation of estimated net additions in the operating area.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area

Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 01, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.